Exhibit 99.1
▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return	☒
the Proxy Card Promptly	Votes must be indicated
Using the Enclosed Envelope.	(x) in Black or Blue ink.

			FOR	AGAINST	ABSTAIN

1.	Approval of matters related to the FFA		☐	☐	☐

2.	(a)	Re-election of Brian Anderson	☐	☐	☐

	(b)	Re-election of Don DeFosset	☐	☐	☐

	(c)	Election of Michael Hammes	☐	☐	☐

	(d)	Election of Rudy van der Meer	☐	☐	☐

To change your address, please mark this box.	☐
Refer to the Notice of Meetings for the full text of each resolution

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

VOTING INSTRUCTION CARD

James Hardie Industries N.V.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM New York Time on January 30, 2007)
The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of James Hardie Industries N.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 29, 2006, at the Extraordinary Meeting of Shareholders of the Company which is to be held on February 7, 2007 in Amsterdam, The Netherlands in respect of the resolutions specified on the reverse.
NOTE:
1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite each resolution.
2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

To include any comments, please mark this box.	☐
     Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.